APPENDIX A

Funds and Classes

Fund	Class	Features [1]
		12b-1 Plan [2]	Front-End Sales Charge [3]	Contingent Deferred Sales Charge [3]
OnTrack Core Fund	Investor*	X
The Gold Bullion Strategy Fund	Advisor**	X

(1)

The features and expenses of each share class are described in further detail in the respective Fund's Prospectus.

(2)

The distribution and shareholder servicing expenses of a share class are provided for in the Fund's respective 12b-1 Plan.

(3)

The sales charges associated with a share class are described further in the respective Fund's Prospectus.

*

Fund shares were not classified prior to the date listed below.

**

Fund or share class has not commenced operations as of the date listed below.

IN WITNESS WHEREOF, the Trust has executed this amended Multi-Class Plan as of the 9th day of April 2013.

ADVISORS PREFERRED TRUST

By:

/s/ Catherine Ayers-Rigsby

Catherine Ayers-Rigsby

President